Mail Stop 4561

October 22, 2009

David R. Schwiesow
Senior Vice President, General Counsel and Secretary
Deltek, Inc.
13880 Dulles Corner Lane
Herndon, VA 20171

> **Re:** **Deltek, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 2, 2009**
> **File No. 333-162308**

Dear Mr. Schwiesow:

We have limited our review of your filing to the issue we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the following statement on the cover page of your prospectus: "We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof." This disclosure suggests that you are conducting a limited primary offering pursuant to General Instruction I.B.6 and that you intend to comply with the volume limitation on sales set forth in paragraph (a) of General Instruction I.B.6. Please advise whether this is the case. If you instead are relying on General Instruction I.B.1 of Form S-3, as it appears you may be eligible to do, please remove the reference to General Instruction I.B.6 to avoid confusion.

Exhibit Index, page II-6

2.   We note that you intend to file certain exhibits to each of your registration statements by
        amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Exchange
        Act. In particular, we refer to the forms of indenture you intend to file as Exhibits 4.2 and
        4.3 and the legal opinions that you intend to file as Exhibit 5.1.   Please be advised that
        these will need to be filed with a pre-effective amendment to your registration statement,
        and that we will need sufficient time prior to requested effectiveness of the registration
        statement to review and provide any comments on these exhibits.

                                                ***

        As appropriate, please amend your registration statement in response to these comments.
Your responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
       effective, it does not foreclose the Commission from taking any action with respect to the
       filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (202) 639-7003
        Vasiliki B. Tsaganos, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Telephone: (202) 639-7078